October 8, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Attention:	Mr. Bradley Ecker Ms. Erin Purnell

Re:	Withdrawal of Registration Statement on Form F-1 (File No. 333-279376)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Novelis Inc. (the “Company”) hereby requests that the Registration Statement on Form F-1 (File No. 333-279376), initially publicly filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2024 (as amended, the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

Due to current market conditions, the Company has determined not to pursue, at this time, the initial public offering of the Company’s common shares to which the Registration Statement relates. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

In addition, the Company requests that its registration statement on Form 8-A (File No. 001-32312), filed with the Commission on June 4, 2024, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

Thank you for your attention to this matter. Should you have any questions regarding these matters, please do not hesitate to contact Keith M. Townsend of King & Spalding LLP at (404) 572-3517.

Sincerely yours,

Novelis Inc.

By:	/s/ Steven Fisher
Steven Fisher
President, Chief Executive Officer and Director

cc:	(via email)

Devinder Ahuja, Novelis Inc.

Christopher Courts, Novelis Inc.

Keith M. Townsend, King & Spalding LLP

Elizabeth A. Morgan, King & Spalding LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Dan Gibbons, Davis Polk & Wardwell LLP